14041243

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED JUL 25 2014

SEC FILE NUMBER
8-14842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2013 (MM/DD/YY) AND ENDING 05/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALANCED SECURITY PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16956 McGregor BLVD. #7
(No. and Street)

Fort Myers (City) FL (State) 33908 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marie Walsh 239-267-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

tz 8/4/14

8/8/14

8/4/2014 ICW

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marie Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Balanced Security Planning, Inc, as of May 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

WAYNE HOLCOMB
Notary Public - State of Florida
My Comm. Expires Sep 13, 2017
Commission # FF 041693
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALALNCED SECURITY PLANNING, INC.
May 31, 2014

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Balanced Security Planning, Inc.

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Balanced Security Planning, Inc. as May 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balanced Security Planning, Inc. as of May 31, 2014, and results of operations and

its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
July 14, 2014

Balanced Security Planning, Inc.
BALANCE SHEET
As of May 31, 2014

ASSETS

CURRENT ASSETS		
Cash In Bank	$	13,066.26
Accounts Receivable		6.00
Total Current Assets		13,072.26
PROPERTY AND EQUIPMENT		
Equipment		21,864.98
Less: Accumulated Depreciation		(21,122.99)
Net Property and Equipment		741.99
OTHER ASSETS		
Security Deposit		999.00
Total Other Assets		999.00
TOTAL ASSETS	$	14,813.25

Balanced Security Planning, Inc.
BALANCE SHEET
As of May 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Payroll	$ 1,530.00
Accrued Liabilities	2,000.00
Total Current Liabilities	3,530.00
LONG-TERM LIABILITIES	
Total Liabilities	3,530.00
STOCKHOLDERS' EQUITY	
Capital Stock, $10.00 par value, 1,000 shares authorized, 880 shares issued and outstanding	8,800.00
Paid in Excess	54,000.00
Retained Earnings	(51,516.75)
Subtotal	11,283.25
Total Stockholders' Equity	11,283.25
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,813.25

Balanced Security Planning, Inc.
Statements of Operations and Changes in Net

		12 Months Ended May 31, 2014
Revenues		
Commissions Earned	$	96,720.03
Miscellaneous Income		1,236.67
Total Revenues		97,956.70
Operating Expenses		
Employee compensation and ben		57,938.95
Floor brokerage, exchange, and c		3,248.20
Communications and data proces		2,466.21
Occpancy		9,749.97
Other expenses		25,765.37
Total Operating Expenses		99,168.70
Operating Income (Loss)		(1,212.00)
Net Income (Loss)	$	(1,212.00)

Balanced Security Planning, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended May 31, 2014	
Beginning of Period	$	(50,298.80)
Plus: Net Income	$	(1,212.00)
Plus: Prior Period Adjustment	$	(5.95)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(51,516.75)

Balanced Security Planning, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended May 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(1,212.00)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		(6.95)
Depreciation and Amortization		181.71
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		476.72
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		(191.25)
Total Adjustments		460.23
Net Cash Provided Bv (Used in) Operating Activities		(751.77)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided Bv (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(751.77)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		13,818.03
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	13,066.26

BALANCED SECURITY PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2014

	Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at June 1, 2013	880	$ 8,800	880	$ 54,000	$ (50,299)	$ 12,501
Net Income	-	-	-	-	(1,212)	(1,212)
Capital Transactions	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	(6)	(6)
Balance at May 31, 2014	880	$ 8,800	880	$ 54,000	$ (51,517)	$ 11,283

The footnotes are an integral part of the financial statements.

BALANCED SECURITY PLANNING, INC
NOTES TO FINANCIAL STATEMENTS
May 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Balanced Security Planning, Inc. (the Company) was incorporated in the State of Florida effective May 29, 1969. The Company has adopted a fiscal year ending May 31st.

Description of Business

The Company, located in Fort Myers, FL is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption because of limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the the investment company through submitted commission statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

BALANCED SECURITY PLANNING, INC
NOTES TO FINANCIAL STATEMENTS
May 31, 2014

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended May 31, 2014, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

Revenue concentrations exist as a function of the company's limited business of sales of mutual funds.

Income Taxes

The Net Operating Loss Carryforward is $16,907. The amount is calculated as follows:

Net Operating Loss Carryforward		
1	December 31, 2005	$588
2	December 31, 2006	1,431
3	December 31, 2007	10,858
4	December 31, 2008	4,030
Total		$16,907

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

Balanced Security Planning, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE F – RENT

The Company paid $9,545.38 in rent under a lease agreement. The Company has the option to renew the lease at the end of each year.

NOTE G – PRIOR PERIOD ADJUSTMENT

An error of $5.95 was made to correct the prior period financial statements.

NOTE H - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through July 14, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended May 31, 2014

Balanced Security Planning, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended May 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 11,283.00
Nonallowable assets:		
Fixed Assets	742.00	
Prepaid Assets	999.00	(1,741.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 9,542.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 235.45
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 4,542.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 3,530.00
Percentage of aggregate indebtedness to net capital	36.99%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of May 31, 2014	$ 9,542.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	9,542.00
Reconciled Difference	$ (0.00)

Balanced Security Planning, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended May 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(1).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at June 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at May 31, 2014	$ -